

June 13, 2013

Via Email
Phillip R. Mills, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re: Elan Corporation, plc**
> **Schedule TO-T/A filed June 10, 2013 by Echo Pharma Acquisition Limited,**
> **Pablo Legorreta et al.**
> **File No. 005-43481**

Dear Mr. Mills:

We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. Where you do not believe our comments apply to the bidders' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Further Increased Offer, unless otherwise indicated.

Further Increased Offer

1.   Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position. Please address in such discussion that in contrast to several prior staff no-action letters on this topic, the amount paid pursuant to the Second and Third CVR Payment Event, based on Net Sales of Tsyabri, could be deemed to depend upon the overall operating results of the post-tender offer company given that Elan has essentially no revenue source other than Tysabri sales.

2.   Please provide us with your analysis as to how the offer complies with the prompt payment provision of Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the

uncertainty of the total consideration to be paid to security holders. In your analysis, please address whether the rights that security holders receive would be considered enforceable as of the closing of the offer under state law.

3.   Please provide your analysis as to the materiality of bidder financial statements under Item 1010(a) and (b) of Regulation M-A, particularly in light of the contingent payment rights.

<u>What is the CVR? Page 2</u>

4.   Please revise to clarify the intended meaning of the second sentence of this section.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions